FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of June 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding resolutions  passed  at 2016  annual  general meeting of Huaneng Power International, Inc. (the Registrant”) and other matters; and

2.          A list of directors and their role and function of the Registrant;

Each made by the Registrant on June 14, 2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

RESOLUTIONS PASSED AT
2016 ANNUAL GENERAL MEETING
CHANGES IN MEMBERS OF THE BOARD OF DIRECTORS
AND SUPERVISORY COMMITTEE
2016 FINAL DIVIDEND

This announcement sets out the resolutions passed at the AGM convened on 13 June 2017.

THE CONVENING OF AND ATTENDANCE AT THE AGM

Reference is made to the notice and the supplemental notice of meeting of 2016 annual general meeting (the “AGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 28 April 2017 and 27 May 2017, respectively.

The AGM was held at 9:00 a.m. on 13 June 2017 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China (“PRC”). The convening of the Meeting was in compliance with the Company Law of the PRC and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. As entrusted by the board of directors of the Company, Mr. Liu Guoyue presided over the Meeting as the chairman of the Meeting. Relevant members of the board of directors of the Company, Supervisors, Company Secretary and senior management of the Company attended the Meeting.

As at the record date (i.e. 24 May 2017), there were totally 15,200,383,440 shares of the Company entitled to attend the AGM to vote for or against the resolutions tabled thereat. Details of the shareholders and their proxies who attended the AGM which are set out below:

Number of Shareholders and proxies who attended the AGM (person(s))		25
Of which:	A Shares	20
	H Shares	5
Total number of Shares carrying voting rights (share)		10,698,278,069
Of which:	A Shares	8,475,440,890
	H Shares	2,222,837,179
Percentage of the total number of Shares held by Shareholders and proxies who attended the AGM relative to the total number of Shares carrying voting rights of the Company (%)		70.381633%
Of which:	A Shares	55.758073%
	H Shares	14.623560%

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), no persons should abstain from voting on the resolutions tabled at the Meeting. The Company was not aware of any parties indicating their intention to vote only against the resolutions proposed at the Meeting. Save as disclosed above and so far as is known to the Company, none of our shareholders was entitled to attend and abstain from voting in favour of the resolutions at the Meeting as set out in Rule 13.40 of the Hong Kong Listing Rules.

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong Kong Registrars Limited) was appointed as the scrutineer at the Meeting for the purpose of vote-takings.

STATUS OF THE RESOLUTIONS

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of poll to approve the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2016

10,695,966,029 shares, representing approximately 99.988258% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,256,040 shares voted against.

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2016

10,696,419,189 shares, representing approximately 99.992495% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 802,880 shares voted against.

3.	To consider and approve the audited financial statements of the Company for 2016

10,696,502,269 shares, representing approximately 99.993271% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 719,800 shares voted against.

4.	To consider and approve the profit distribution plan of the Company for 2016

10,696,655,549 shares, representing approximately 99.984834% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,622,520 shares voted against.

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2017

10,592,684,718 shares, representing approximately 99.013884% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 105,496,480 shares voted against.

SPECIAL RESOLUTIONS

6.	To consider and approve the proposal regarding the issue of short-term debentures by the Company

10,074,002,849 shares, representing approximately 94.164713% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 624,275,220 shares voted against.

7.	To consider and approve the proposal regarding the issue of super short-term debentures by the Company

10,073,983,009 shares, representing approximately 94.164528% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 624,295,060 shares voted against.

8.	To consider and approve the proposal regarding the issue of debt financing instruments (by way of non-public placement)

10,073,237,689 shares, representing approximately 94.157561% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 625,040,380 shares voted against.

9.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments

10,696,362,869 shares, representing approximately 99.982098% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,915,200 shares voted against.

10.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares

9,345,887,439 shares, representing approximately 87.358801% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,352,390,630 shares voted against.

11.	To consider and approve the proposal regarding the election of the new session of the Board of Directors of the Company

11.01	To elect Mr. CAO Peixi as the Executive Director of the Ninth Session of the Board of Directors of the Company

10,604,141,126 shares, representing approximately 99.452043% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 58,426,244 shares voted against.

11.02	To elect Mr. GUO Junming as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

10,633,539,385 shares, representing approximately 99.394868% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 64,738,684 shares voted against.

11.03	To elect Mr. LIU Guoyue as the Executive Director of the Ninth Session of the Board of Directors of the Company

10,486,867,122 shares, representing approximately 98.023879% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 211,410,947 shares voted against.

11.04	To elect Mr. FAN Xiaxia as the Executive Director of the Ninth Session of the Board of Directors of the Company

10,630,957,785 shares, representing approximately 99.370737% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 67,320,284 shares voted against.

11.05	To elect Mr. HUANG Jian as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

10,633,746,425 shares, representing approximately 99.396803% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 64,531,644 shares voted against.

11.06	To elect Mr. WANG Yongxiang as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

10,633,764,905 shares, representing approximately 99.396976% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 64,513,164 shares voted against.

11.07	To elect Mr. MI Dabin as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

10,631,260,785 shares, representing approximately 99.373569% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 67,017,284 shares voted against.

11.08	To elect Mr. GUO Hongbo as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

10,575,648,886 shares, representing approximately 98.853748% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 122,629,183 shares voted against.

11.09	To elect Mr. CHENG Heng as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

10,633,797,345 shares, representing approximately 99.397279% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 64,480,724 shares voted against.

11.10	To elect Mr. LIN Chong as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

10,633,766,985 shares, representing approximately 99.396996% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 64,511,084 shares voted against.

11.11	To elect Mr. YUE Heng as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

10,592,172,557 shares, representing approximately 99.008200% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 106,105,512 shares voted against.

11.12	Resolution withdrawn

11.13	To elect Mr. XU Mengzhou as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

10,679,570,985 shares, representing approximately 99.825139% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 18,707,084 shares voted against.

11.14	To elect Mr. LIU Jizhen as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

10,686,237,948 shares, representing approximately 99.887457% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 12,040,121 shares voted against.

11.15	To elect Mr. XU Haifeng as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

10,686,186,348 shares, representing approximately 99.886975% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 12,091,721 shares voted against.

11.16	To elect Mr. Zhang Xianzhi as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

10,686,666,828 shares, representing approximately 99.891466% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 11,611,241 shares voted against.

12.	To consider and approve the proposal regarding the election of the new session of the Supervisory Committee of the Company

12.01	To elect Mr. YE Xiangdong as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

10,690,382,466 shares, representing approximately 99.926197% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 7,895,603 shares voted against.

12.02	To elect Mr. MU Xuan as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

10,584,541,829 shares, representing approximately 98.936873% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 113,736,240 shares voted against.

12.03	To elect Mr. ZHANG Mengjiao as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

10,690,412,466 shares, representing approximately 99.926478% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 7,865,603 shares voted against.

12.04	To elect Mr. GU Jianguo as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

10,691,224,746 shares, representing approximately 99.934070% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 7,053,323 shares voted against.

CHANGES IN MEMBERS OF THE BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE

Pursuant to the First Meeting of the Ninth Session of the Board of the Directors of the Company convened on 13 June 2017, commencing on 13 June 2017:

(1)
Mr. Li Shiqi, a director of the Eighth Session of the Board of Directors of the Company and a member of the Strategy Committee, Mr. Zhu Yousheng, a director of the Eighth Session of the Board of Directors and a member of the Remuneration and Appraisal Committee, Ms. Li Song, a director of the Eighth Session of the Board of Directors and a member of the Nomination Committee, Mr. Li Zhensheng, an independent non-executive director of the Eighth Session of the Board of Directors, a member of each of the Strategy Committee, Audit Committee, Remuneration and Appraisal Committee and chairman of Nomination Committee, Mr. Geng Jianxin, an independent non-executive director of the Eighth Session of the Board of Directors, a member of the Audit Committee, the chairman of the Remuneration and Appraisal Committee and a member of the Nomination Committee, and Mr. Xia Qing, an independent non-executive director of the Eighth Session of the Board of Directors, and a member of each of the Strategy Committee, Audit Committee and the Remuneration and Appraisal Committee will resign from the position of the director and relevant committee(s) under the Board of Directors of the Company;

(2)	Mr. Cao Peixi, Mr. Liu Guoyue and Mr. Fan Xiaxia have been re-elected as the executive directors of the Ninth Session of the Board of Directors of the Company;

(3)
Mr. Guo Junming, Mr. Huang Jian, Mr. Wang Yongxiang, Mr. Mi Dabin, Mr. Guo Hongbo, Mr. Cheng Heng and Mr. Lin Chong have been elected or re-elected as non-executive directors of the Ninth Session of the Board of Directors of the Company;

(4)
Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi have been elected or re-elected as the independent non-executive directors of the Ninth Session of the Board of Directors of the Company; and

(5)
Mr. Ye Xiangdong, Mr. Mu Xuan, Ms. Zhang Mengjiao and Mr. Gu Jianguo (please refer to the Company’s announcement dated 22 March 2017 for details of, among others, re-election of Ms. Zhang Xiaojun and Mr. Zhu Daqing as the employee representative supervisors of the Ninth Session of the Supervisory Committee of the Company) have been elected or re-elected as supervisors of the Ninth Session of the Supervisory Committee of the Company.

Pursuant to the First Meeting of the Ninth Session of the Board of Directors of the Company convened on 13 June 2017, the following resolutions were passed unanimously at the meeting:

1.	Proposal regarding the election of the Chairman and Vice Chairman of the Ninth Session of the Board of Directors of the Company

That Mr. Cao Peixi has been elected as the Chairman of the Ninth Session of the Board of Directors of the Company;

That Mr. Guo Junming has been elected as the Vice Chairman of the Ninth Session of the Board of Directors of the Company.

2.
Proposal regarding the election of the chairman and members of each of the Strategy Committee, Audit Committee, Nomination Committee and Remuneration and Appraisal Committee of the Ninth Session of the Board of Directors of the Company

The composition of each specialized committees is as follows: Strategy Committee:

Chairman:	Liu Guoyue

Members:	Fan Xiaxia, Huang Jian, Wang Yongxiang, Liu Jizhen and Xu Haifeng

Audit Committee:

Chairman:	Yue Heng

Members:	Xu Mengzhou, Liu Jizhen, Xu Haifeng and Zhang Xianzhi

Nomination Committee:

Chairman:	Liu Jizhen

Members:	Fan Xiaxia, Mi Dabin, Lin Chong, Yue Heng, Xu Mengzhou, Zhang Xianzhi

Remuneration and Appraisal Committee:

Chairman:	Zhang Xianzhi

Members:	Liu Guoyue, Guo Hongbo, Cheng Heng, Yue Heng, Liu Jizhen and Xu Haifeng

3.	Proposal regarding the confirmation of the financial expertise in the Audit Committee

It was resolved that Mr. Yue Heng and Mr. Zhang Xianzhi are the financial expertise in the Audit Committee.

In addition, according to the First Meeting of the Ninth Session of the Supervisory Committee of the Company held on 13 June 2017, the resolution regarding the election of the Chairman and Vice Chairman of the Ninth Session of the Supervisory Committee of the Company was unanimously resolved.

That Mr. Ye Xiangdong was appointed as the Chairman of the Ninth Session of the Supervisory Committee of the Company;

That Mr. Mu Xuan was appointed as the Vice Chairman of the Ninth Session of the Supervisory Committee of the Company.

2016 FINAL DIVIDEND

Closure of Register of Members of H Shares

In order to determine the H Shareholders entitled to receive the final dividend for 2016 (“2016 Final Dividend”), the Company will suspend registration of transfer of H Shares from 24 June 2017 to 29 June 2017 (both days inclusive).

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate(s) to the Company’s H Share Registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 23 June 2017. The H Shareholders whose names are recorded in the register of members of the Company on 29 June 2017 are entitled to receive the 2016 Final Dividend.

TAXATION ON RECEIPT OF THE PROPOSED 2016 FINAL DIVIDEND

Non-resident Enterprise Income Tax

In accordance with the “Enterprise Income Tax Law of China” and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing 2016 Final Dividends to them. For H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders with reference to the register of members of the Company as of the record date.

Profit Appropriation for Investors of Northbound Trading

For investors of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (including enterprises and individuals) investing in the A Shares of the Company listed on the Shanghai Stock Exchange (the “Northbound Trading”), their dividends will be distributed in RMB by the Company through China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such Shares. The Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for such withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The record date and the date of appropriation of cash dividends and other arrangements for the investors of Northbound Trading will be the same as those for the holders of A Shares of the Company.

Profit Appropriation for Investors of Southbound Trading

For investors of the Shanghai Stock Exchange (including enterprises and individuals) investing in the H Shares of the Company listed on Hong Kong Stock Exchange (the “Southbound Trading”), the Company has entered into the Agreement on Appropriation of Cash Dividends of H Shares for Southbound Trading (港股通H股股票現金紅利派發協議) with China Securities Depository and Clearing Corporation Limited, pursuant to which, China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H Shares for Southbound Trading, will receive all cash dividends distributed by the Company and distribute the cash dividends to the relevant investors of H Shares of Southbound Trading through its depositary and clearing system. The cash dividends for the investors of H Shares of Southbound Trading will be paid in RMB.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81), for dividends received by domestic investors from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the companies of such H shares shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends received by domestic securities investment funds from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The companies of such H shares will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

The record date and the date of appropriation of cash dividends and other arrangements for the investors of Southbound Trading will be the same as those for the holders of H Shares of the Company.

General Information

Should the H-share holders of the Company have any doubt in relation to the aforesaid arrangements, they are recommended to consult their tax advisors for relevant tax impact in Mainland China, Hong Kong and other countries (regions) on holding and disposal of the A Shares and/or H shares of the Company.

Investors should note that the Company has no obligations and will not be responsible for confirming the identities of any shareholders. The Company will withhold the relevant income tax according to the relevant regulatory requirements of tax authorities, based on the information contained in the register of members on the record date.

The 2016 Final Dividend at RMB0.29 (tax inclusive) for each ordinary share of the Company after deduction of the relevant income tax and in Hong Kong dollars is expected to be sent to holders of H Shares whose names appeared on the H Share register of members of the Company on the record date of 29 June 2017 by ordinary post at their own risk or, if applicable, by direct transfer to relevant holders of H shares at their designated bank account, on or before 29 August 2017. The exchange rate for dividend paid in Hong Kong dollars was HKD1 to RMB0.89006.

By Order of the Board
Huaneng Power International, Inc
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Fan Xiaxia (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Wang Yongxiang (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)
Beijing, the PRC
14 June 2017

(a Sino-foreign joint stock company incorporated in the People’s Republic of China)
(Stock Code: 902)

LIST OF DIRECTORS AND THEIR ROLE AND FUNCTION

The members of the board of Directors (“Board”) of Huaneng Power International, Inc. are set out below:

Chairman and Executive Director

Cao Peixi

Executive Directors

Liu Guoyue (President)
Fan Xiaxia (Vice-President)

Non-executive Directors

Guo Junming (Vice-chairman)
Huang Jian
Wang Yongxiang
Mi Dabin
Guo Hongbo
Cheng Heng
Lin Chong

Independent Non-executive Directors

Yue Heng
Xu Mengzhou
Liu Jizhen
Xu Haifeng
Zhang Xianzhi

There are four Board specialized committees. The table below provides membership information of these committees on which each Board member serves:

Board Committees
Director	Strategy Committee	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee
Cao Peixi
Guo Junming
Liu Guoyue	Chairman		Member
Fan Xiaxia	Member			Member
Huang Jian	Member
Wang Yongxiang	Member
Mi Dabin				Member
Guo Hongbo			Member
Cheng Heng			Member
Lin Chong				Member
Yue Heng		Chairman	Member	Member
Xu Mengzhou		Member		Member
Liu Jizhen	Member	Member	Member	Chairman
Xu Haifeng	Member	Member	Member
Zhang Xianzhi		Member	Chairman	Member

Beijing, the PRC
14 June 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     June 14, 2017